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                                                                      Exhibit 20
                                November 11, 1997
Dear Stockholder:

While our earnings for the first quarter of fiscal 1998 were negatively affected by a further decline in wheat gluten selling prices, our cash position was bolstered by increased sales of alcohol products. As a result, we were able to reduce our debt to approximately $26 million during the quarter. Since the end of the quarter, debt has been reduced an additional $1 million.

The fall in gluten prices was caused by the predatory pricing practices of subsidized producers from the European Union (E.U.), who continue their program of unloading excess gluten in the U.S. market. Due principally to this factor, our Company experienced a first quarter net loss of $235,000, or $0.02 per share, on sales of $57,623,000. For the first quarter of fiscal 1997, we had a net loss of $346,000, or $0.04 per share, on sales of $53,173,000.

To reduce the severity of E.U.'s damaging tactics, and yet maintain a stable customer base, we have stayed with our strategy to limit our production of wheat gluten until conditions allow otherwise. At the same time, we are taking part in a recently launched initiative under Section 201 of the Trade Act of 1974 in an effort to help put an end to this unfair situation.

On September 19, the Wheat Gluten Industry Council of the United States filed a petition with the International Trade Commission (ITC) that asks for the establishment of a four-year quota for each country exporting gluten to the U.S. The ITC has up to four months from September 19 to review the situation and make an injury determination. Within six months of the filing, the ITC must deliver its remedy recommendation to President Clinton. The President then must act on the ITC recommendation by May 18, 1998.

Although the establishment of quotas under Section 201 would provide only temporary relief, it would give us and other U.S. wheat gluten producers time to bring stability back to the marketplace while seeking a more lasting solution. This conceivably could be accomplished through U.S. government consultations with the E.U. pursuant to the 1996 Grains Agreement, as well as the GATT negotiations in the year 2000.

As we wage our battle on the gluten front, we are continuing to make strides in optimizing our alcohol production capabilities at both of our plants. This is reflected by the increased alcohol production and sales we experienced in the first quarter compared to the same period a year ago. We also experienced increased sales of our premium wheat starch, with the largest percentage of that increase occurring in sales of our non-modified varieties. Sales of our modified wheat starches, which have been developed for unique, value-added uses, remain steady and we continue to work with customers in matching these special ingredients to functional needs in new product formulations.

Much time and effort are being spent as well toward the development and marketing of our modified wheat gluten products, which can be used to replace other grain-based and/or animal-based proteins in both food and non-food applications. We expect these ingredients to eventually become very important products for Midwest Grain, both in terms of revenue and in helping to shape our Company into a less commodity-oriented, more value-added producer.

Sincerely,
s/Ladd M. Seaberg
Ladd M. Seaberg
President and CEO
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